WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

March 13, 2012

Mr. John Stickel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: A & C United Agriculture Developing Inc.
       Registration Statement on Form S-1
       Amendment No. 2
       File No. 333-179082

Dear Mr. Stickel:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
We have revised the disclosure to address this comment as follows:

As of March 12, 2012, we have approximately $383,588 in cash.  As shown in the table above, we need a minimum of approximately $184,000 in funds to finance our business in the next 12 months.  This amount does not include all our costs which we will incur irrespective of our business development activities, including bank service fees and those costs associated with SEC requirements associated with going and staying public, estimated to be approximately $60,000 in connection with this registration statement and thereafter  $75,000 annually.  Accordingly, we estimate our total need for funds for operations in the next 12 months is $244,000.  Accordingly, as we anticipate an average monthly burn rate of no more than $20,333 during the next 12 months, we believe we have sufficient cash available to fund all of our operational and SEC filing needs during the next 12 months.

2 .	We have revised to state $75,000.
3 .
We have added the following risk factor:

There may not be funds available for net income because two officers maintain significant control and can determine their own salary and perquisites.

Our officers, directors and majority shareholders are the beneficial owners of approximately 87.72 % of our outstanding voting securities. As a result, there may not be funds available for net income because two officers maintain significant control and can determine their own salary and perquisites.

4
We have revised the risk factor as follows:

Implementation of our business plan could be delayed by the lengthy trial cycle we anticipate for our seeds in China and the potential that some of the trials will not be as successful as we hoped.

Initially, we intend to sell our new varieties of seeds to plant to farms that will plant them in the trial areas next to the areas where they grow their vegetables with their existing seed varieties.  However, not all the varieties we may initially select may prove to work as well as we believe they will in China. In addition, the trial cycle can be lengthy, over a year in some cases.  The trial cycle involves the following steps:

• Step 1 - A&C will select a subset of potential seed varieties obtained from U.S. suppliers and trial test ourselves using farmland in China, either provided free by the grower or rented to us
• Step 2 - A&C will pick a few seed varieties based on the result from internal trial testing and trial test them with bigger growers at their test area (usually a small land side-by-side with their existing commercial farm land)
• Step 3 - A&C will pick the varieties that succeeded with the bigger growers and thus we believe have good market potential and send similar seeds to more growers for further trial testing but will also commence commercial sales of these seed varieties at the same time.

We have not yet commenced any activities in any of the steps identified above.  The length of this trial cycle and any results which are less than we hope to achieve could delay implementation of our business plan as that situation would require a new test cycle for different seeds.

5 .
We have revised the last sentence of the risk factor as follows:

We believe based upon assurances received from them thatf it does not or they do not, they will conduct business consistent with their fiduciary duties to us minimizing to the maximum extent possible conflicting activities by, among other things, assuring that all orders for seeds received from China will be directed to us and not to these other entities, although there can be no assurance that this will actually happen and if it doesn’t this conflict of interest could harm our ability to implement our business plan.

6 .
We have revised the risk factor as follows:

If we do not secure the required permits from the China Agriculture Department for each of our seed import transactions, we would not be able to import the seeds subject to that request or fill the related customers’ or distributors’ orders.

For each import transaction, we need to submit the import/export application form that contains seed quantity and its Latin term to China Agriculture Department.

• First, submit the import/export application form that contains seed quantity and its Latin term to China Agriculture Department. If the seeds are not on a prohibited list, then the approval is granted.  We anticipate this will take approximately two weeks.
• Second, Once we get the approval from the China Agriculture Department, we submit our request to a sub-department within China Agriculture Department to get the phytosanitary request, on which they will list all the diseases China does not allow that might come with this variety we are importing.   We anticipate this will take approximately two weeks.
• Third, Once we get the list of diseases, we will send it to the seed supplier located in U.S., and the supplier will provide the phytosanitary certificate with the seed to indicate the seed does not contain any of the diseases listed in the phytosanitary request from China. We anticipate this will take approximately two weeks.
• Finally, the original phytosanitary certificate will be sent with the seeds when we ship the seeds to the importer in China.  An electronic copy will be sent to the importer as an advance notice.

We believe the average total time it will take to secure all required permits for import of our seeds is five weeks.

If we do not secure these required permits from the China Agriculture Department for each of our seed import transactions, we would not be able to import the seeds subject to that request or fill the related customers’ or distributors’ orders.

We have made similar revisions in “Business.

7 .	We have revised the table so only relationships involving joint beneficial ownership are noted.
8 .
We have added the following disclosure:

We plan to commence activities by terminating the two businesses set up by our management to test our business plan, American Brilliance Corp. established by Mr. Liu and Shenghuadefeng established by Mr. Huang, and informing suppliers and customers that all of our seed business will be conducted in the future by A & C.  We do not intend to acquire either of these two companies, and there is no assurance that by informing suppliers and customers that all of our seed business will be conducted in the future by A & C we will actually acquire these customers for our planned business.

9 .
We have included this disclosure in this filing, as follows:

Initially, we plan to focus our marketing activities in China, initially in the following provinces:  Fujian, Yunnan, Henan, Beijing, Hebei and Nei Mongol.

10 .
We have revised the language as follows:

We have identified most of the farms for potential trials from farms our management has worked with or are targeting for initial seed trials through the trial businesses run by our management.

11 .
We have revised the language as follows:

We intend to use our management’s research on the American seed supplier market and contacts we have made with the American supplier market in connection with the two trial businesses they established as described above in competing with these competitors, although this may not give us any competitive advantage over our competitors.

12 .
We have revised the language as follows:

to be imported from the U.S. into China with no Chinese taxes under an application process.  For each import transaction, we need to submit the import/export application form that contains seed quantity and its Latin term to China Agriculture Department. If the seeds are not on a prohibited list, then the approval is granted.  The procedure involves the following steps:

• First, submit the import/export application form that contains seed quantity and its Latin term to China Agriculture Department. If the seeds are not on a prohibited list, then the approval is granted.  We anticipate this will take approximately two weeks.
• Second, Once we get the approval from the China Agriculture Department, we submit our request to a sub-department within China Agriculture Department to get the phytosanitary request, on which they will list all the diseases China does not allow that might come with this variety we are importing.   We anticipate this will take approximately two weeks.
• Third, Once we get the list of diseases, we will send it to the seed supplier located in U.S., and the supplier will provide the phytosanitary certificate with the seed to indicate the seed does not contain any of the diseases listed in the phytosanitary request from China. We anticipate this will take approximately two weeks.
• Finally, the original phytosanitary certificate will be sent with the seeds when we ship the seeds to the importer in China.  An electronic copy will be sent to the importer as an advance notice.

We believe the average total time it will take to secure all required permits for import of our seeds is five weeks.  If we do not secure these required permits from the China Agriculture Department for each of our seed import transactions, we would not be able to import the seeds subject to that request or fill the related customers’ or distributors’ orders.

13 .	We have changed the number in MDA to $53,107.
14 .	The auditor has made the changes in its opinion, in the headings in the financials and in its consent.